Exhibit 99.1

NEWS RELEASE – INSIDE INFORMATION

April 19, 2023, 4:00PM EDT / 22:00 CET

Foundational LCD Covers Select mdx® for Prostate Cancer

IRVINE, CA, and HERSTAL, BELGIUM – April 19, 2023 – MDxHealth SA (NASDAQ/Euronext: MDXH), a commercial-stage precision diagnostics company, received notice that its Select mdx for Prostate Cancer test has successfully completed a rigorous technical assessment process with the Molecular Diagnostics Services (MolDX) Program developed by Palmetto GBA. Select mdx will be reimbursed throughout the U.S. for Medicare patients who meet coverage conditions under the foundational Local Coverage Determination (LCD) for Molecular Biomarkers to Risk-Stratify Patients at Increased Risk for Prostate Cancer.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report this very positive and important development for mdxhealth. The quality of our clinical data for the Select mdx test, strong adoption from our urology customer base and inclusion in the NCCN Guidelines all reflect this positive reimbursement decision that now provides coverage for Medicare patients. We look forward to expanding the availability of our test to current and new customers and to patients entering the diagnostic pathway of prostate cancer. We believe our pre-biopsy Select mdx test, coupled with our post-biopsy Confirm mdx® and Genomic Prostate Score (formerly Oncotype DX GPS) tests, provides the most comprehensive and clinically actionable pathway for urologists and patients.”

About Select mdx

Select mdx for Prostate Cancer is a proprietary urine-based mRNA test that offers a non-invasive method to assess a patient’s risk for clinically significant prostate cancer. Select mdx helps identify men at increased risk for undetected aggressive, potentially lethal, prostate cancer who may benefit most from a prostate biopsy and earlier detection. The test delivers a negative predictive value of 95% for clinically significant disease, helping to reduce the need for MRI procedures and invasive prostate biopsies, thereby reducing healthcare costs. The test has been included in the Early Detection for Prostate Cancer National Comprehensive Cancer Network (NCCN) clinical guidelines.

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium, with laboratory operations in Nijmegen, The Netherlands. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

For more information:

mdxhealth info@mdxhealth.com

LifeSci Advisors (IR & PR) US: +1 949 271 9223 ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding the acquisition of Oncotype DX® GPS prostate cancer business from Exact Sciences including statements regarding the anticipated benefits of the acquisition; statements regarding expected future operating results; statements regarding product development efforts; and statements regarding our strategies, positioning, resources, capabilities and expectations for future events or performance. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: uncertainties associated with the coronavirus (COVID-19) pandemic, including its possible effects on our operations, and the demand for our products; our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.